October 27, 2005

VIA EDGAR

Mr. Brad Skinner

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:                               Scientific Games Corporation
Form 10-K for the Year Ended December 31, 2004
Filed March 16, 2005
File No. 0-13063

Dear Mr. Skinner:

Reference is made to the letter dated September 22, 2005 (the “Comment Letter”) from the Staff of the Division of Corporation Finance to Mr. A. Lorne Weil, Chief Executive Officer of Scientific Games Corporation (the “Company”), setting forth the Staff’s comments regarding the filing referenced above.  As previously discussed, the Company undertook to respond to those comments by today.

Accordingly, this letter contains the Company’s responses to the Staff’s comments in the Comment Letter.  The paragraph numbers of the Company’s responses correspond to the numbers appearing next to the Staff’s comments as set forth in the Comment Letter.

We are also sending you a copy of this letter by Federal Express.

We trust that the following responses will fully address the Staff’s comments as set forth in the Comment Letter.  If you have any questions or comments regarding the Company’s responses, please do not hesitate to contact me.

Very truly yours,

/s/ DeWayne E. Laird
DeWayne E. Laird
Vice President and Chief Financial Officer

cc:	Mr. A. Lorne Weil
Chief Executive Officer
Scientific Games Corporation

Form 10-K for the Year Ended December 31, 2004

Item 7. MD&A of Financial Condition and Results of Operations

Results of Operations, page 41

1.                                       Your discussion of your results of operations appears brief, particularly given the complexity of your operating segments.  Tell us how you considered the guidance in Item 303(a) of Regulation S-K.  In this regard, explain why you have not provided a discussion of your segment operating results along with the discussion of your consolidated results.  For example, tell us why you have not disclosed the reasons for the decline in revenues in your Pari-mutuel and Venue groups for the periods presented, including your June 30, 2005 interim period, or addressed whether these declines are material trends that are expected to continue.

Response:

We believe that we have complied with the guidance in Item 303(a) of Regulation S-K in our Management’s Discussion and Analysis of Financial Condition and Operating Results beginning on page 41 of our December 31, 2004 Form 10-K. Given the context and the nature of the items discussed, we have historically chosen to provide the information relating to each segment within the overall discussion. However, in light  of the Staff’s comments, and in order to enhance our presentation, we will modify our Management’s Discussion and Analysis of Financial Condition and Operating Results in our September 30, 2005 Form 10-Q  and in subsequent filings to include a discussion of our operating results separately for each of our segments, rather than within the overall presentation.

With respect to the revenue declines in the Pari-mutuel Group, certain declines were attributable to unique events, such as the adverse weather in the Northeast in the first quarter of 2005 and the loss of the New York Racing Association contract in 2005. With respect to other declines in wagering in the United States and in Europe, it is not clear to the Company whether such declines represent a material trend at this time. We will continue to monitor the results through the balance of 2005 and expect to provide further discussion in our Management’s Discussion and Analysis of Financial Condition and Operating Results, as appropriate.

With respect to the revenue declines in the Venue Management Group, we believe such declines are principally the result of the smoking ban adopted throughout Connecticut early in the second quarter of 2004. The effect of this event constituted a trend in 2004 through April 2005 and was disclosed in the Management’s Discussion and Analysis of Financial Condition and Operating Results section of our periodic Securities and Exchange Commission (“SEC”) filings beginning with our June 30, 2004 Form 10-Q. As with the Pari-mutuel Group, it is not clear to the Company whether other declines in wagering in the United States represent a material trend at this time. We will continue to monitor the results for the remaining balance of 2005 and expect to provide further discussion in our Management’s Discussion and Analysis of Financial Condition and Operating Results as appropriate.

Item 8. Financial Statements of Supplementary Data

Note 1. Description of the Business and Summary of Significant Accounting Policies

(i) Other Assets and Investments, page 66

2.                                       Further clarify how you account for your computer software development costs and whether you apply SFAS 86 or SOP 98-1 to those costs.  Clarify how your accounting meets the “technological feasibility and recoverability tests” of each standard.  In this regard, note that technological feasibility does not apply to SOP 98-1.  See paragraph 51 of SOP 98-1.

Response:

Our software development costs are costs incurred for internal use software which is used in connection with our long-term lottery and pari-mutuel service contracts and software used to meet our internal needs.

Our software development costs are accounted for pursuant to SOP 98-1.  The software is used by us to provide a service to our customers. The customer does not acquire a license to use the software under these contracts. Costs incurred during the preliminary project stage are expensed as incurred. Software costs incurred after the preliminary project stage is complete are capitalized, when we have committed to the project, and it is probable the software will be used to perform the function intended. We also capitalize costs associated with upgrades and enhancements to existing systems. Capitalized software costs are amortized on a straight-line basis over the expected useful lives.   Additionally, we capitalize costs for internal accounting systems and amortize such costs over their expected useful lives.

In order to further clarify our approach, we will modify our disclosure for software development costs in our 2005 Form 10-K filing as follows:

In accordance with the provisions of Statement of Position 98-1, Accounting for the Costs of Computer Software Developed for Internal Use, the Company capitalizes costs associated with internally developed and/or purchased software systems for use in its lottery and wagering service contracts.  Capitalized costs are amortized on a straight-line basis over the expected useful lives.

(k) Revenue Recognition, page 66

3.                                       We have reviewed your business section and note the complexity of your revenue generating activities by each of your segments and the multiple elements you provide.  However, your revenue recognition disclosures in your audited financial statements and critical accounting policies appear general in nature and do not specifically address the different arrangements you enter into and when revenues are recognized for your various products, services and elements.  For each of your segments, please provide us a detailed summary of the various arrangements you enter into and how your accounting follows the principles and guidance set forth in EITF 00-21, SAB 104 and/or SOP 97-2.  Similarly, address your accounting for the costs associated with these arrangements, including the accounting literature that supports deferral of your installation costs and related equipment.  Please ensure your response addresses all of the various elements you describe in your business section including, but not limited, to ticket sales, ticket design, ticket manufacturing, game design, sales and marketing support, inventory management and warehousing and fulfillment services, customized computer software, equipment, data communication services, cooperative services program and facilities management services.

Response:

We analyze our revenue recognition based on the applicable guidance available for each of our revenue streams.  We begin our analysis with the guidance from SAB 104, which provides that revenue should be recognized when it is realized or realizable and earned, which generally occurs when all of the following criteria are met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred, (c) the vendor’s fee is fixed or determinable and (d) collectibility is reasonably assured.

If a contract has multiple elements (with no software element), then we consider the revenue allocation guidance in EITF 00-21, which provides that, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (a) the delivered item(s) has value to the customer on a standalone basis, (b) there is objective and reliable evidence of the fair value of the undelivered item(s), and (c) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

If a multiple element contract includes the license of software and post contract support (“PCS”), then we consider the revenue allocation guidance in SOP 97-2. Revenue from PCS should be recognized ratably over the term of the PCS arrangement.  However, we note that all of our software sales involve significant customization of software to meet the specific needs of each customer and therefore the revenue recognition guidance in SOP 97-2 is not applicable.

If the contract includes a binding agreement to supply a lottery or a pari-mutuel wagering system, contains a software license agreement that involves customization of software to meet our customer’s specifications and makes our right to receive payment dependent on our performance in accordance with the agreement, we consider the guidance in SOP 81-1.  Under SOP 81-1, portions of the total estimated contract revenues and costs are reflected in income each period based on the proportion of the progress toward completion during the period, which is usually measured based on cost incurred to date as a percentage of total estimated cost to complete the contract.

The majority of our revenues are earned under long-term lottery and pari-mutuel service contracts. The amount of such revenues are determined as a percentage of the amount of retail sales of lottery tickets or wagers made by our customers or by our customers’ patrons pursuant to the terms of the contract. Our service costs, which include telecommunications, field support, rent, paper, supplies and ink, related to long-term lottery and pari-mutuel service contracts are expensed as incurred. Our direct installation activities, which include costs for online terminals, facilities wiring, computers, internal labor and travel, are performed at the inception of a specific contract with a specific customer to enable us to perform under the terms of the contract. These activities begin after we enter into a contract and end when the setup activities are substantially complete. Such activities do not represent a separate earnings process and are deferred and amortized over the life of the contract.

With respect to accounting for deferred installation activities we follow the guidance set forth in paragraph 5 of SFAS 91.  The methodology in SFAS 91 requires capitalization of incremental direct costs paid to third parties related to a successfully completed arrangement or contract. Further, certain internal direct costs are capitalized when directly related to setting up a customer for service.

We also earn revenues from the supply of products to our customers, including instant tickets, prepaid phone cards and lottery terminals. Revenue for these product sales is recognized when the customer takes ownership of the product and assumes risk of loss for the product pursuant to the terms of the applicable contracts. Ticket manufacturing costs are recognized when the customer accepts the product pursuant to the terms of the contract. Costs incurred for ticket design, game design, sales and marketing support are expensed as incurred.

In addition to the general policies discussed above, the following are the specific revenue recognition policies for our four segments:

•                  Lottery Group

•                  Pari-mutuel Group

•                  Venue Management Group

•                  Telecommunications Products Group

Lottery Group

The Lottery Group is our largest segment and accounted for 71% of total consolidated revenues for the year-ended December 31, 2004.  The Lottery Group’s services and sales revenues are as follows:

•                  Instant Lottery Tickets

•                  Cooperative Services

•                  Licensed Branded Lottery Products

•                  Online Lottery Services

•                  Lottery Systems Sales

•                  Lottery Software Licensing

•                  Lottery Terminal Sales

Instant Lottery Tickets:  Instant tickets, commonly referred to as scratch-off tickets, are typically printed on paper and played by removing a coating to determine if they are winning tickets.  Our instant ticket contracts typically have an initial term of three years and frequently include multiple renewal options, which our customers have generally exercised for additional periods ranging from one to five years.  For the year ended December 31, 2004, revenues from the sale of instant tickets represented approximately 26% of the Lottery Group’s total revenue.

We sell instant tickets under two different arrangements and recognize revenues from each  arrangement using the guidance in SAB 104.  Revenue from the sale of instant tickets that are sold on a per unit price basis is recognized when the customer accepts the product pursuant to terms of the contract.  Revenue from the sale of instant tickets that are sold on a variable-price basis is recognized when the percentage of the amount of retail sales is determined; such determination is made when the fee is fixed or determinable pursuant to the terms of the contract.

Cooperative Services:   A cooperative service contract is an arrangement whereby we manage a lottery authority’s instant ticket operations. Under a cooperative service contract we typically receive a percentage of the lottery authority’s total instant ticket revenues. Therefore, we recognize revenue as we perform the service based on when ticket sales occur.  For the year ended December 31, 2004, revenues from performing cooperative services represented approximately 19% of the Lottery Group’s total revenue.

Revenue for cooperative services contracts is accounted for pursuant to SAB 104 and recognized based upon a percentage of the amount of the retail value of lottery tickets pursuant to the terms of the contract.

Licensed Branded Lottery Products:  Revenue from the licensing of branded property is earned under two types of contracts. The majority of our contracts include the licensing of the selected branded property coupled with a service component whereby we purchase and distribute merchandise prizes on behalf of the lottery authorities to identified winners. We also have contracts that include only the licensing of the selected branded property, with no service component.  For the year ended December 31, 2004, revenues from licensed branded products represented approximately 5% of the Lottery Group’s total revenue.

Revenue for licensing and service arrangements is accounted for pursuant to SAB 104. SAB 104, which refers to SFAC 5, states that if services are rendered or rights to use assets extend continuously over time and reliable measures based on contractual prices established in advance are commonly available, then revenues may be recognized as earned as time passes. Accordingly, for our branded service arrangements, revenue is recognized on a proportional performance method pursuant to SAB 104 as this method best reflects the pattern in which the obligations to our customer are fulfilled. We use a performance measure based on total cost allocated to a specific contract. By accumulating costs for services as they are incurred and dividing such costs by the total contract costs, we determine a percentage to apply to the total fixed price contract price and recognize that proportionate amount of revenue on a monthly basis.

Revenue for license only contracts is accounted for pursuant to SAB 104. We authorize the use of our licensed brands in products sold by the lottery. We recognize revenue when the licensed property branded game goes on sale by the lottery as this is the point when we are deemed to have provided the required service and have no further performance obligation.

Online Lottery Services:  Online lotteries are games based on a random selection of a series of numbers.  Prizes are generally based on the number of winners who share the prize pool, although fixed prizes are also offered.  These games are conducted through use of a computerized system in which lottery terminals in retail outlets are continuously connected to a central computer system.  Online lottery service revenues are based on a percentage of retail sales of the lottery games. For the year ended December 31, 2004, revenues from online lotteries represented approximately 36% of the Lottery Group’s total revenue.

Revenue for online lottery contracts is accounted for pursuant to SAB 104 and recognized when the percentage of the amount of retail sales of lottery tickets is determined pursuant to the terms of the contract. This occurs when the fee is fixed and determinable pursuant to the terms of the contract.

Lottery System Sales:  A lottery system is made up of sophisticated, customized software, hardware (central site computers and point-of-sale terminals) and communication equipment. The lottery systems are used for operating online lottery gaming and instant ticket validation.

Revenue from the sale of lottery systems is recognized on the percentage of completion method of accounting.  Under the percentage of completion method of accounting portions of the total estimated contract revenues and costs are reflected in income each period based on the proportion of the progress toward completion during the period, which is usually measured based on cost incurred to date as a percentage of total estimated costs to complete the contract.

Lottery Software Licensing:  Lottery software may be licensed, under a perpetual, non-transferable software license, to a lottery authority to permit the authority to conduct online lottery gaming.  The software is normally customized to meet the specific needs of the lottery authority.

Revenue derived from the perpetual licensing of customized lottery software is recognized on the percentage of completion method of accounting.  Under the percentage of completion method of accounting, portions of the total estimated contract revenues and costs are reflected in income each period based on the proportion of the progress toward completion during the period, which is usually measured based on cost incurred to date as a percentage of total estimated costs to complete the contract.

Revenue derived from software maintenance on lottery software is recognized ratably over the maintenance period.

Revenue derived for enhancements of lottery software is recognized at the time we provide such enhancements.

Lottery Terminal Sales:   Lottery terminals may be sold separately from lottery software to a lottery authority.  A lottery terminal sale is a one-time sales transaction for use with an existing lottery’s online software.

Revenue from sales of lottery terminals is recognized using guidance from SAB 104 and is recognized when the customer accepts the product pursuant to the terms of the contract.

For the year ended December 31, 2004, revenues from lottery system sales, lottery software licensing and lottery terminal sales combined represented approximately 14% of the Lottery Group’s total revenue.

Pari-mutuel Group

The Pari-mutuel Group represented 11% of total revenues for the year-ended December 31, 2004.  The Pari-mutuel Group’s services and sales revenues are as follows:

•                  Pari-mutuel Wagering Services

•                  Simulcasting  Services

•                  Telecommunications Services

•                  Pari-mutuel Systems Sales

•                  Pari-mutuel Software Licensing

•                  Pari-mutuel Wagering Terminal Sales

Pari-mutuel Wagering Services:  In pari-mutuel wagering, individuals bet against each other on horse races, greyhound races, jai alai matches and other events. Pari-mutuel wagering patrons place specific types of wagers (e.g., on a specified horse to win) and a patron’s winnings are determined by dividing the total Handle (“Handle” is an industry term for dollars wagered) wagered, less a set commission, among the winners. Wagering is generally conducted at horse and greyhound racetracks, jai alai frontons, off-track betting (“OTB”) facilities and casino racebooks or through licensed telephone and internet account wagering operators. Licenses to conduct races and/or offer pari-mutuel wagering are granted by governments to private enterprises, non-profit racing associations and occasionally government organizations, including lotteries.  These wagering services are conducted through use of a computerized system in which pari-mutuel terminals at our customers’ facilities are continuously connected to a central computer system.

We typically receive revenue for our pari-mutuel wagering services as a percentage of Handle, subject, in many instances, to minimum revenue guarantees, which are usually exceeded under normal operating conditions. Minimum fees under our service contracts are based on the number of days the facility operates, as well as other factors, including the type of system and number of terminals installed at the facility.  Minimum fees are recorded as revenue when and if the customer’s Handle falls below the guaranteed contract revenue levels.

Revenue from the provision of pari-mutuel wagering services is accounted for pursuant to SAB 104 and is recognized as a percentage of the amount wagered by our customers’ patrons at the time of the wager pursuant to the terms of the contracts. This is when the fee is fixed and determinable by the terms of the contract.

Simulcasting Services:   Simulcasting of races entails the encryption and transmission of an audio/video signal from one of our uplink trucks located at a racetrack to one of five satellite transponders we lease pursuant to long-term contracts, and the retransmission of this signal to other racetracks, OTBs and casinos, where the audio/video signal is received and decoded for viewing. We receive a daily event fee from the racetracks for up-linking the audio/video signals and a monthly fee from racetracks, OTBs and casinos for the use of our decoders.

Revenue for simulcasting services is recognized, based on guidance from SAB 104, as the services are performed pursuant to the terms of the contracts.

Telecommunications Services:  Our telecommunications services provide customers access to our high-speed communications network designed specifically to support the multitude of transactions that populate the North American racing grid each day.

Revenue for telecommunications services is recognized based on guidance from SAB 104, as the services are performed pursuant to the terms of the contracts.

Pari-mutuel Systems Sales:  A pari-mutuel system is made up of sophisticated, customized software, hardware (central site computers and account wagering devices) and communication equipment. Pari-mutuel systems are used by racing facilities for functions such as accepting wagers and calculating betting odds.  We do not have any continuing service obligations (facilities management or operating services) for these contracts.

Revenue from the sale of pari-mutuel systems is recognized on the percentage of completion method of accounting.  Under the percentage of completion method of accounting portions of the total estimated contract revenues and costs are reflected in income each period based on the proportion of the progress toward completion during the period, which is usually measured based on cost incurred to date as a percentage of total estimated costs to complete the contract.

Pari-mutuel Wagering Software Licensing:   Pari-mutuel wagering software may be licensed under a perpetual, non-transferable software license to a racing operator to permit the racetrack to conduct wagering functions.  The software is customized to meet the specific needs of the racing operator.

Revenue derived from the perpetual licensing of customized pari-mutuel wagering software is recognized on the percentage of completion method of accounting.  Under the percentage of completion method of accounting, portions of the total estimated contract revenues and costs are reflected in income each period based on the proportion of the progress toward completion during the period, which is usually measured based on cost incurred to date as a percentage of total estimated costs to complete the contract.

Pari-mutuel Wagering Terminal Sales: Pari-mutuel wagering terminals may be sold separately from pari-mutuel wagering software. A pari-mutuel wagering terminal sale is a one-time sales transaction for use with an existing racing operator’s pari-mutuel software.

Revenue from sales of pari-mutuel wagering terminals is recognized using guidance from SAB 104 and is recognized when the customer accepts the product pursuant to the terms of the contract.

Venue Management Group

We have the right to operate in perpetuity substantially all off-track pari-mutuel wagering in Connecticut (except for OTB operations at two greyhound racetracks) and we have the right to operate all on-track and off-track pari-mutuel wagering in the Netherlands under a license granted by the Dutch Ministry of Agriculture.  In addition, we provide video simulcasting services and OTB facilities management services under separate contracts to two casinos, to which we provide facilities management services.  The Venue Management Group represented 9% of total revenues for the year-ended December 31, 2004.

Revenue recognition for venue management is pursuant to the guidance of SAB 104.  Revenue from wagering at Company-owned or operated sites is recognized as a percentage of the amount wagered by our customers at the time of the wager.  Revenue from the provision of facilities management services to non-Company owned wagering sites is recognized as a percentage of the amount wagered by our customers’ patrons at the time of the wager.

Telecommunications Products Group

We manufacture prepaid phone cards, which entitle cellular telephone users to a defined value of airtime. We sell our phone cards to cellular phone companies, which then sell them to their consumers. The Telecommunications Products Group represented 9% of total revenues for the year-ended December 31, 2004.

Revenue recognition for phone cards is pursuant to the guidance of SAB 104.  Revenue from the sale of prepaid phone cards is recognized when the product is shipped to the customer (cellular phone company) and the customer takes ownership of the product and assumes risk of loss for the product pursuant to the terms of the contracts.

In order to enhance the presentation of our disclosures in our future 10-K filings, we will modify our revenue recognition footnote beginning with our 2005 Form 10-K, as follows:

Revenue Recognition — Scientific Games recognizes revenue when it is realized or realizable and earned.  The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, prices are fixed or determinable, services and products are provided to the customer and collectibility is reasonably assured.  In addition to the general policy discussed above, the following are the specific revenue recognition policies for our operating segments:

Lottery Group

Revenue from the sale of instant tickets that are sold on a per unit price basis is recognized when the customer accepts the product pursuant to the terms of the contract.

Revenue from the sale of instant tickets that are sold on a variable price basis is recognized when the percentage of the amount of retail sales is determined.

Revenue from cooperative service contracts is recognized based upon a percentage of the amount of the retail value of lottery tickets pursuant to the terms of the contract.

Revenue from licensing branded property coupled with a service component whereby we purchase and distribute merchandise prizes on behalf of the lottery authorities to identified winners is recognized on a performance based measure pursuant to the terms of the contract

Revenue from licensing of branded property with no service component is recognized when the licensed property branded game goes on sale by the lottery.

Revenue from online lottery services is recognized as a percentage of the amount of retail sales of lottery tickets pursuant to the terms of the contract.

Revenue from the sale of a lottery system, which includes the customization of software,  is recognized on the percentage of completion method of accounting.

Revenue from the perpetual licensing of customized lottery software is recognized on the percentage of completion method of accounting.

Revenue derived from software maintenance on lottery software is recognized ratably over the maintenance period.

Revenue derived from enhancements to lottery software is recognized at the time we provide such enhancements.

Revenue from the sale of lottery terminals is recognized when the customer accepts the product pursuant to the terms of the contract.

Pari-mutuel Group

Revenue from the provision of pari-mutuel wagering services is generally recognized as a percentage of the amount wagered by our customers’ patrons at the time of the wager pursuant to the terms of the contract.

Revenue from the provision of simulcasting and telecommunications services is recognized as the services are performed pursuant to the terms of the contract.

Revenue from the sale of a pari-mutuel wagering system, which includes the customization of software, is recognized on the percentage of completion method of accounting.

Revenue from the sale of pari-mutuel wagering terminals is recognized when the customer accepts the product pursuant to the terms of the contract.

Revenue from the perpetual licensing of customized pari-mutuel software is recognized on the percentage of completion method of accounting.

Venue Management Group

Revenue from wagering at Company owned or operated sites is recognized as a percentage of the amount wagered by our customers at the time of the wager.

Revenue from the provision of facilities management services to non-Company owned wagering sites is recognized as a percentage of the amount wagered by our customers’ patrons at the time of the wager pursuant to the terms of the contract.

Telecommunications Products Group

Revenue from the sale of prepaid phone cards is recognized when the customer accepts the product pursuant to the terms of the contract.

(k) Revenue Recognition, page 66

4.                                       As part of your response, please clarify your accounting for your lottery and pari-mutuel wagering services.  In this regard, the first paragraph of your revenue recognition policy indicates that revenues are recognized based on a percentage of amounts wagered pursuant to the terms of the contract.  Further in that policy, you indicate that you apply SOP 97-2 and EITF 00-21 to these services and that you apply the percentage of completion method of accounting to the wagering systems.  Provide us with more details surrounding your lottery and pari-mutuel wagering services and systems, including the various elements that are included in your contracts, how you allocate fair value to the respective elements and when you recognize revenues for each element.  If all policies apply to these contracts, compare and contrast the facts and circumstances to clarify when each respective policy is applied.  For these contracts, address the separation and allocation of fair value to the SOP 97-2 and/or SOP 81-1 elements (design and build of complex software contracts) and the non-SOP 97-2 and/or SOP 81-1 elements (outsourcing or operation services or facilities management services).  Refer to EITF 00-21, particularly paragraph 14.

Response:

Please refer to our response to comment 3.

(k) Revenue Recognition, page 66

5.                                       Explain why you believe it is appropriate to apply the percentage of completion method of accounting for your fixed price contracts to provide wagering systems.  Clarify whether you have any continuing service obligations (facilities management or operating services) for these contracts.

Response:

Please refer to our response to comment 3.

(k) Revenue Recognition, page 66

6.                                       Tell us how you considered EITF 01-8 and whether any of your contracts include a lease that is within the scope of SFAS 13.  Address the criteria and guidance in EITF 01-8 to support your conclusions and accounting.

Response:

We have considered and evaluated the provisions of EITF 01-8 and have concluded that none of our contracts includes a lease that is within the scope of SFAS 13.

In our Lottery Group, we enter into long-term service contracts with governmental agencies under which we provide each lottery with a network of point-of-sale terminals connected to a central computer running our proprietary computer software which allows the lottery to sell lottery tickets and validate winning lottery tickets and instant play tickets. As part of these service contracts, we also provide on-going operational support, including personnel to run the central computer system, and perform hardware and software maintenance.

In our Pari-mutuel Group, we enter into long-term service contracts with licensed wagering operators under which we provide the operator with a network of point-of-sale terminals connected to a central computer running, our proprietary computer software, which allows the operator to accept wagers and issue wagering tickets at the operator’s location or from remote locations, and display the betting odds of a particular wagering event. As part of these service contracts, we also provide on-going operation support, including personnel to run the central computer system, and perform hardware and software maintenance.

Revenues from online lottery service contracts are based on a percentage of the retail sales of lottery tickets pursuant to the terms of the contracts. Revenues from pari-mutuel wagering service contracts are based on a percentage of the amounts wagered pursuant to the terms of the contracts.

Our customers are paying for a service rather than paying for the right to use the specific property, plant or equipment.  Paragraph 10 of EITF 01-8 states, in part:

Although specific property, plant, or equipment may be explicitly identified in a contract, it is not the subject of a lease if fulfillment of the contract is not dependent on the use of the specified property, plant, or equipment.  For example, if the owner/seller is obligated to deliver a specified quantity of goods or services and has the right and ability to provide those goods or services using other property, plant, or equipment not specified in the contract, then fulfillment of the contract is not dependent on the specified property, plant, or equipment and the contract does not contain a lease… (footnote omitted).

Our contracts describe the types of terminals to be used in providing the service to the lotteries; however, fulfillment of the contract is not dependent on the use of a specific identified terminal in the contract. Our contract is akin to a contract between a cable subscriber and a cable provider. A cable subscriber utilizes a decoder to access the services of the cable provider. Although the cable agreement identifies the particulars of the decoder, the cable company can fulfill the contract with the use of another decoder. In this scenario, the customer is paying for a service rather than the right to use the decoder.

Accordingly, our contracts providing for such services do not include a lease that is within the scope of EITF 01-8.

(k) Revenue Recognition, page 66

7.                                       Tell us more about the liquidated damages assessed by your customers and explain why it is appropriate for you to record this as a reduction of revenue over the contract period.  Quantify the amount of liquidated damages that have been assessed for the periods presented, including the amounts that have been recognized as a reduction of revenues and the amounts that are deferred at each balance sheet date.

Response:

Our online lottery contracts contain clauses that require us to compensate the lottery in the event certain milestones are not met during the installation period or if the point-of-sale terminals do not function at start-up. If we are assessed liquidated damages before we start earning revenue from the lottery contracts, we recognize such amounts as a reduction in future revenues over the contract period. Liquidated damages is a legal term used in our contracts; however, we believe such amounts are more akin to “consideration or concession given by a vendor to a customer” as discussed in EITF 01-9.

In EITF 01-9, the Task Force reached a consensus that consideration given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a.               The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

b.              The vendor can reasonably estimate the fair value of the benefit identified under condition (a). If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount should be characterized as a reduction of revenue when recognized in the vendor’s income statement.

Neither of these conditions is met since we do not receive an identifiable benefit (goods or services) in exchange for our liquidated damage payments. Based on the guidance in EITF 01-9, we believe that it is appropriate to record liquidated damages incurred during the start-up period as a reduction of revenue.

Additionally, we note that EITF 01-9 does not address when to recognize consideration given by a vendor to a customer in the vendor’s income statement.  Paragraph 21 of EITF 01-9 states, in part:

…The Task Force observed that if consideration given by a vendor to a reseller initially is recognized as an asset by the vendor, subsequent income statement characterization of that consideration would be determined in accordance with the guidance in Issues 1 and 2.

By analogy to paragraph 4 of FTB 90-1, we believe that consideration given by us to a customer that is incurred prior to activation of our wagering systems, is directly related to the acquisition of a contract and would not have been incurred but for the acquisition of that contract (incremental direct acquisition costs) and should be deferred.

In fiscal 2001, we incurred liquidated damages in an aggregate amount of $2,250,000.  We did not have any start-up liquidated damages assessed during the years ended 2002, 2003 and 2004.  We recognized liquidated damages as a reduction of revenue of $333,000, $303,000 and $303,000 in 2002, 2003 and 2004, respectively.  The deferred balance at December 31, 2002, 2003 and 2004 was $1,667,000, $1,364,000 and $1,061,000, respectively.

(k) Revenue Recognition, page 66

8.                                       Tell us more about the software arrangements in which you apply SOP 97-2.  Identify the various elements in your software arrangements and explain how you have established vendor-specific objective evidence (VSOE) of fair value for each software-related element.  Where you apply the residual method, identify the undelivered elements and explain how you have established VSOE of fair value for those elements.

Response:

Please refer to our response to comment 3.

(k) Revenue Recognition, page 66

9.                                       For your “other arrangements” with multiple deliverables, separately identify the deliverables and clarify how you determined that they are separate units of accounting under EITF 00-21.  For each deliverable, clarify how you have determined evidence of fair value for the allocation of contract revenue.

Response:

We have no “other arrangements” other than as discussed in our response to comment 3.

Note 9. Long-Term Debt, page 80

10.                                 Tell us more about the convertible debentures, the bond hedge and the warrants you issued in December 2004.  Further explain in a relatively detailed summary how your accounting for these instruments complies with SFAS 133, EITF 90-19 and EITF 00-19.  Explain why the net effect of the bond hedge and the warrants resulted in a net charge to stockholders’ equity of $29.3 million.

Response:

In December 2004, we issued $275 million of 0.75% Convertible Senior Subordinated Debentures due 2024 (the “Debentures”) at par. The Debentures bear interest at the rate of 0.75% per annum until June 1, 2010 and bear interest at the rate of 0.50% thereafter. Interest on the Debentures is payable semi-annually on each June 1 and December 1, commencing June 1, 2005. The Debentures are convertible into cash and shares of the Company’s Class A Common Stock (the “Common Stock”) at a conversion rate of 34.3643 shares per $1,000 principal amount of Debentures, which equates to a conversion price of $29.10 per share of Common Stock. We are required to deliver, upon conversion, cash equal to the lesser of the aggregate principal amount of Debentures to be converted and our total conversion obligation. Additionally, we are obligated to issue shares of Common Stock in the event our conversion obligation exceeds the aggregate principal amount of Debentures to be converted. Holders of the Debentures may convert the Debentures when the market price of the Common Stock equals or exceeds $34.92 for a consecutive twenty day period. The Debentures will be redeemable at our option, at any time on or after June 1, 2010, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to but excluding the redemption date. Holders of the Debentures have the right to require us to repurchase the Debentures, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to but excluding the redemption date on June 1, 2010, December 1, 2014, December 1, 2019, or in the event of a fundamental change as described in the indenture governing the Debentures. The Debentures mature on December 1, 2024.

The debentures can be converted only under the following circumstances:

o                 during any calendar quarter (and only during such calendar quarter) commencing after December 31, 2004 and before December 31, 2019, if the last reported sale price of our Common Stock is greater than or equal to 120% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter;

o                 at any time on or after December 31, 2019 if the last reported sale price of our Common Stock on any date on or after December 31, 2019, is greater than or equal to 120% of the conversion price;

o                 if the Debentures have been called for redemption by the Company (other than any required regulatory redemption); or

o                 upon the occurrence of specified corporate transactions;

Holders will not receive any cash payment or additional shares representing accrued and unpaid interest upon conversion of a Debenture, except in limited circumstances. Instead, interest will be deemed paid by the cash and shares, if any, of Common Stock issued to holders upon conversion. Debentures called for redemption may be surrendered for conversion prior to the close of business on the second business day immediately preceding the redemption date.

If a specified corporate transaction that constitutes a fundamental change occurs prior to June 1, 2010, under certain circumstances, we will pay a make whole premium in additional shares on Debentures converted in connection with such specified corporate transaction. The amount of shares comprising the make whole premium will be determined based on the date on which the specified corporate transaction becomes effective and the price paid per share of our Common Stock in such transaction. In addition, if the specified corporate transaction occurs after June 1, 2010 or if the price of our Common Stock in the transaction is greater than $64.00 per share or less than $23.28 per share (in each case, subject to adjustment), no make whole premium will be paid.

We concluded that the embedded conversion spread or option should not be bifurcated and accounted for separately as a derivative. The criteria in paragraphs 12(a) and (b) of SFAS 133 are met as the conversion option (embedded instrument) is not clearly and closely related to a debt host contract and the Debentures, as a whole, are not re-measured at fair value with changes in fair value reported in earnings as they occur under other accounting literature. The criteria in paragraph 12(c) of SFAS 133 require consideration of paragraph 6 of SFAS 133 which describes the criteria of a derivative.  The conversion option has an underlying (stock price), a notional (number of shares) and no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.  Therefore, the convertible option meets the criteria for a derivative in paragraphs 6(a) and (b) of SFAS 133.  Paragraph 6(c) of SFAS 133 discusses the criteria for net settlement.  These criteria are met because the conversion premium can be net settled with the Debenture holder receiving shares not equal to the full number of shares underlying the conversion option.  Paragraph 11 (a) of SFAS 133 is a scope exception for financial instruments settled in the issuer’s own stock and classified as equity. We are not required to separately account for the equity option under FASB 133 if, on a freestanding basis, the equity option would be considered an equity instrument in accordance with EITF 00-19. Pursuant to EITF 03-7, Accounting for the Settlement of the Equity-Settled Portion of a Convertible Debt Instrument That Permits or Requires the Conversion Spread to Be Settled in Stock (Instrument C of Issue No. 90-19),  the Debentures are not considered a conventional convertible instrument.  Accordingly, EITF 00-19 requires consideration of the criteria in paragraphs 12-32 to determine whether the embedded conversion option meets the scope exception under paragraph 11 (a) of SFAS 133. Based on the fact that the option can be net settled in shares or cash at our option, and an analysis of EITF 00-19 paragraphs 12-32, the conversion option meets the FAS 133 scope exception and is not required to be bifurcated.

Paragraphs 12 -13 — Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity and as a result would be an asset or liability.  Based on the conversion rights of the Debenture holders, the Debenture holders cannot require net-cash settlement of the conversion option.

Paragraphs 14-18 — The contract must permit the Company to settle in unregistered shares.  This states that if the Company is required to settle in registered shares, the Company cannot control its ability to register the shares and therefore net cash settlement is assumed.  The Company was required to file a registration statement with the SEC to register the Debentures and the Common Stock issuable upon conversion of the Debentures (the “Registration Statement”). In the event that the Debentures are convertible into stock and there is no effective registration statement, the Debenture holders will receive the accreted value of the Debentures in cash and unregistered shares for the conversion spread. We filed the Registration Statement, and it was declared effective on July 20, 2005.

Paragraph 19 — The Company has a sufficient number of authorized and unissued shares to settle the contract.  We have approximately 103 million shares authorized and unissued of Common Stock which we can issue after considering the stock options and warrants outstanding.

Paragraphs 20 - 24 — The contract must contain an explicit limit on the number of shares to be delivered in a share settlement.  The number of shares to be issued is 34.3643 shares per $1,000 principal amount of Debentures.  Given that only the appreciation of the

Debenture (i.e., the excess of the fair value of underlying Common Stock over the accreted value of the corresponding Debenture) can be settled in shares, the number of shares that may be issued upon conversion will not exceed approximately 9.5 million  (the number of shares the face value is convertible into).

Paragraph 25 — There are no required cash payments to the counterparty in the event that the Company fails to make timely filings with the SEC.  There is no required cash settlement for the conversion option if the Company fails to make timely filings with the SEC.  As is noted in the analysis of paragraphs 14-18, the Debentures would be redeemed at the accreted value in the event that shares were not registered and unregistered shares for the conversion premium.

Paragraph 26 — This criterion is not applicable, as the make-whole provision for the Debentures is different from the make-whole that is discussed in this criterion of 00-19.

Paragraphs 27-28 — The contract requires net cash settlement in the specific circumstances where the holders of the underlying would also receive cash in exchange for their shares.  Based on review of the Debentures there are no circumstances in which the conversion option can be cash settled.

Paragraphs 29-31 — There are no provisions in the Debentures that would grant the holders any rights that rank higher than the other shareholders of our Common Stock.

Paragraph 32 — There is no requirement in the Debentures to post collateral at any given point in time.  Further, there is no beneficial conversion feature which requires analysis under EITF 00-27 and EITF 98-5 as the Debentures were issued at par and the conversion feature was out of the money at issuance.

Therefore, based on the analysis above, 00-19 applies and the paragraph 11(a) scope exception of SFAS 133 can be applied to the embedded derivative.

We also have a call option exercisable on and after June 1, 2010. The Debenture holders have a put option on June 1, 2010, December 1, 2014 and December 1, 2019 to require the Company to redeem the Debentures. For both the call and put options the redemption price is equal to the principal amount plus the accrued and unpaid interest.  In determining whether the call and put options, should be bifurcated under SFAS 133 we evaluated the criteria in paragraph 12 of SFAS 133, which required consideration of paragraph 61d.  We then considered the four step decision sequence in DIG B16 which requires further analysis of paragraph 13 of SFAS 133. Traditional calls or puts, including redemption options that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to the debt host unless (a) the debt was issued at a substantial premium or discount and (b) the call or put option is only contingently exercisable. As the amount paid upon settlement is not adjusted based on changes in an index and the debt does not involve a discount (a discount of 10% or more of the principal amount is usually considered substantial), that the put and call options are clearly and closely related to the debt host and thus, fails to meet the criterion in paragraph 12(a). Because all criteria in paragraph 12 (a-c) must be met, the call option does not require bifurcation.

Concurrent with the issuance of the Debentures, we entered into a convertible bond hedge transaction (purchased call option) with JPMorgan Chase Bank N.A. and Bear Stearns International Limited (the “initial purchasers”) to reduce the potential dilution impact upon conversion of the Debentures. We also issued warrants to the same parties. In connection with these transactions, we paid $29.3 million net for the convertible bond hedge, which is net of the proceeds of the warrant issuance.

Under the purchased call agreement, which runs through the first redemption period (June 1, 2010), if a conversion event occurs and the Debenture holders choose to exercise their conversion rights, the initial purchasers will issue to us an equivalent number of shares that are required to be issued to satisfy the conversion.  The strike price and the number of options are $29.10 and 275,000, respectively.  Any shares issued to the Debenture holders as a result of conversion will result in the initial purchasers giving us an equal number of shares under the purchased call.  We paid $67.2 million for the purchased call. The conversion of any Debentures will not have a dilutive effect on shares outstanding.

Concurrent with the issuance of the Debentures, we issued to the initial purchasers an aggregate of 9,450,170 warrants that have a strike price of $37.248 and can only be exercised during the 60-business day period commencing on June 1, 2010. We received $37.9 million from the initial purchasers for issuing the warrants.  The number of warrants issued to the initial purchasers is the number of shares that could be issued if a conversion event occurred and all of the Debenture holders elected to convert the Debentures (275,000 times 34.3643 = 9,450,170).  If the warrant is exercised, we will issue shares of stock to the initial purchasers with a total fair market value equal to the excess value of the stock price less the $37.248 strike price times the number of warrants exercised (i.e., net share settlement pursuant to the terms of the agreement).  Although the bond hedge and warrant are two separate transactions, the warrants in essence cap the initial purchasers’ exposure on the bond hedge at a stock price of $37.248.  The net effect of the bond hedge and warrant is that these agreements minimize the dilutive effect of the Debentures converting to 34.3643 shares of Common Stock per Debenture outstanding.

EITF 00-19 addresses the accounting for freestanding contracts indexed to and settled in a company’s own stock.  Paragraph 8 of EITF 00-19, states that contracts that require physical settlement or net share settlement or give a company the option as to settlement (whereby the company can control whether the settlement is in shares or cash but the counterparty cannot require the settlement in cash) should be initially classified on the balance sheet as equity.  Paragraph 9 of EITF 00-19 discusses subsequent balance sheet classification and measurement and states that contracts that require that the company deliver shares as part of a physical settlement or a net-share settlement should be initially measured at fair value and reported in permanent equity.  Subsequent changes in fair value should not be recognized as long as the contracts continue to be classified as equity.  Therefore, the fair value of the bond hedge contract and warrant option (determined by the amount paid by us for the hedge and received for the warrants) should be classified in equity and remain unchanged unless net cash settlement is used to settle the contracts. In reaching this conclusion, the criteria in paragraphs 12-32 and the situations addressed in those paragraphs were again considered.

Paragraphs 12 -13 — Contracts that include any provision that could require net cash settlement cannot be accounted for as equity and as a result would be an asset or liability.  In reviewing the warrant and bond hedge agreements, we concluded that there is no provision that could require net cash settlement and that the warrant is only settled by net share settlement.

Paragraphs 14-18 — The contract must permit the company to settle in unregistered shares.  This states that if the company is required to settle in registered shares, the company cannot control its ability to register the shares and therefore net cash settlement is assumed.  The hedge agreement states that the initial purchasers must satisfy the hedge in shares. The warrant agreement states that if the Company is not able to obtain an effective registration statement to register the shares necessary to settle the exercise of the warrants by the initial purchasers, the Company may deliver unregistered shares to the initial purchasers in an amount determined by the initial purchasers based upon their commercially reasonable judgment of the market value of such shares.  The total amount of shares to be delivered to the initial purchasers as a result of exercising the warrants is capped at approximately 9.5 million shares. Therefore, the initial purchasers cannot force cash settlement in the event that unregistered shares are granted to satisfy the settlement of the warrants this criterion is met.

Paragraph 19 — The Company has a sufficient number of authorized and unissued shares to settle the contract.  This would apply only to the warrant agreement as the Company does not issue any shares in the purchased call agreement.  The Company has approximately 103 million shares of Common Stock that it has the ability to issue after considering the stock options outstanding. This amount exceeds the maximum number of shares that could be issued under the warrant agreement, which is capped at approximately 9.5 million shares.

Paragraphs 20 - 24 — The contract must contain an explicit limit on the number of shares to be delivered in a share settlement.  As previously mentioned, the maximum number of shares to be delivered in a net share settlement under the warrant agreement is approximately 9.5 million.  This does not apply to the hedge agreement, as the Company will not be required to issue any shares under the bond hedge agreement.

Paragraph 25 — There are no required cash payments to the counterparty in the event that the Company fails to make timely filings with the SEC.  As previously discussed, in the event that the shares are not registered the Company can issue unregistered shares to satisfy the net share settlement of the warrants.  This requirement is not applicable to the hedge agreement.

Paragraph 26 — There are no required cash payments if the shares issued by the Company to the initial purchasers are subsequently sold by initial purchasers at a loss.  There are no such provisions in the warrant agreement.  There is a provision that states that, upon the Company providing to the initial purchasers the required net physical shares, the initial purchasers shall sell such shares into the market in a commercially reasonable manner.  However if the proceeds received by the initial purchasers are less than the net physical settlement amount, we shall provide additional shares or cash to the initial purchasers in a number necessary to make up for the shortfall. However, in no event are we required to provide shares in excess of the maximum number of shares issuable under the agreement. Also, the initial purchasers do not have the ability to ever force a cash settlement and the total amount of shares issuable under the warrant agreement is capped.

Paragraphs 27-28 — The contract requires net cash settlement in the specific circumstances where the holders of the underlying would also receive cash in exchange for their shares.  No provisions in either the bond hedge agreement or the warrant agreement require or can require net cash settlement when there is a change of control or other events that are not within our control.

Based on the analysis above, the bond hedge and the warrants can be classified in equity at their initial fair value and no further changes in fair value are to be recognized in earnings.

Note 12. Stockholders’ Equity

Preferred Stock, page 85

11.                                 We note that prior to 2004, you satisfied the dividend requirement of your Series A preferred stock using additional shares of convertible preferred stock and recorded preferred stock paid-in-kind dividends of $7.8 million and $7.6 million for the years ended December 31, 2002 and 2003, respectively.  Tell us how you considered EITF 00-27, Issue 10 in determining the commitment date for the convertible instruments issued as paid-in-kind dividends.

Response:

Our Series A preferred stock was issued on September 6, 2000 and did not contain a beneficial conversion feature as the conversion price was in excess of the then current market price of our Common Stock. According to paragraph 37 of EITF 00-27, Issue 10 should be applied prospectively to instruments issued after November 16, 2000, for which a commitment date, as previously defined in EITF 98-5, would have not occurred prior to that date. At the time of issuance of the Series A preferred stock we determined that the commitment date, as defined in EITF 98-5, for the convertible instruments issued as paid-in-kind dividends was the issue date for the original preferred stock issue. We based our conclusion on the fact that investors, which were the focus in the definition of “commitment date” under EITF 98-5 consensus, were committed to all the terms of the preferred stock, including paid-in-kind dividends at the time they purchased the original preferred stock. Accordingly, EITF 00-27, Issue 10 did not apply.

Note 19. Equity in Loss of Joint Venture, page 101

12.                                 Tell us how you considered Rule 4-08(g) of Regulation S-X and why you did not provide summarized financial information for your equity interest in the Italian consortium.

Response:

We did not provide summarized financial information for our equity interest in the Italian consortium because our investment in the consortium, our share of the consortium’s assets and our share of the consortium’s losses did not meet the significant subsidiary test, in accordance with Regulation S-X 1-02(w).

Note 22. Financial Information for Guarantor Subsidiaries and Non-Guarantor Subsidiaries, page 104

13.                                 Clarify whether your guarantor subsidiaries are 100% owned as defined by Rule 3-10(h) (1) of Regulation S-X.  Please note that the definition of “100% owned” differs from that of “wholly owned” as defined by Rule 1-02(aa) of Regulation S-X.

Response:

Our guarantor subsidiaries are 100% owned as defined by Rule 3-10(h)(1) of Regulation S-X. We will modify our disclosure in this regard beginning with our Form 10-Q for the quarter and nine months ended September 30, 2005.

Note 23. Selected Quarterly Financial Data (Unaudited), page 112

14.                                 Tell us how you considered the disclosure requirement set forth in Item 302(a)(3) of Regulation S-K and why you have not discussed in a footnote the reasons for the significant decline in net income during the quarter ended December 31, 2004.

Response:

We did not specifically provide a footnote setting forth the reasons for the significant decline in net income in the quarter ended December 31, 2004 because these matters were fully described in footnotes 19 and 9, respectively, and thus, we did not believe an additional footnote was required. The decline was attributable to the charge of $6.1 million for losses of the joint venture and the charge of $16.9 million in connection with the early extinguishment of debt. In our 2005 Form 10-K, we will modify our disclosure to include a footnote to that effect.